Exhibit 5.1

An Exelon Company

May 22, 2017
Potomac Electric Power Company
701 Ninth Street, N.W.
Washington, D.C. 20068
Ladies and Gentlemen:
I am Vice President and General Counsel of Potomac Electric Power Company, a District of Columbia and Virginia corporation (the “Company”), and have acted as counsel to the Company in connection with the offer and sale by the Company of $200,000,000 in aggregate principal amount of First Mortgage Bonds, 4.15% Series due March 15, 2043 (the “Securities”) under and pursuant to:

(i)
a Registration Statement on Form S-3 (Registration No. No. 333-213383-02) under the Securities Act of 1933, as amended (the “1933 Act”), which was filed with the Securities and Exchange Commission (the “Commission”) on August 30, 2016, as amended by Post-Effective Amendment No. 1, which became automatically effective upon filing on April 28, 2017;

(ii)	the base prospectus, dated as of April 28, 2017 (the “Base Prospectus”);

(iii)
the preliminary prospectus, consisting of the Base Prospectus, as supplemented by a preliminary prospectus supplement, dated May 15, 2017 with respect to the offer and sale of the Securities, filed with the Commission on May 15, 2017, pursuant to Rule 424(b) under the 1933 Act;

(iv)
the final prospectus consisting of the Base Prospectus, as supplemented by a final prospectus supplement, dated May 15, 2017, with respect to the offer and sale of the Securities, filed with the Commission on May 16, 2017, pursuant to Rule 424(b) under the 1933 Act; and

(v)	the Underwriting Agreement, dated May 15, 2017, among the Company, RBC Capital Markets, LLC and TD Securities (USA) LLC, as representatives of the underwriters named therein.

The Securities were issued pursuant to the Mortgage and Deed of Trust, dated July 1, 1936, from the Company to The Bank of New York Mellon, as trustee, as amended and supplemented by various supplemental indentures.

In connection with this opinion, I, or my representatives, examined originals, or copies certified or otherwise identified to my or their satisfaction, of such instruments, certificates, records and documents, and reviewed such questions of law, as I deemed necessary or appropriate for purposes of this opinion. In such examination, I or my representatives assumed the genuineness of all signatures, the authenticity of all documents submitted to me or them as originals, the conformity to the original documents of all documents submitted as copies and the authenticity of the originals of such latter documents. As to any facts material to my opinion, I relied upon the aforesaid instruments, certificates, records and documents and inquiries of the Company’s representatives.
Based upon the foregoing I am of the opinion that the Securities were duly issued and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
I hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K that is incorporated by reference into the Registration Statement.

Very truly yours,
/s/ Wendy E. Stark, Esq.